EXHIBIT 99.2

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
(United States dollars in millions, except per share figures) (Unaudited)
Prepared in accordance with U.S. GAAP
		2021					2022					2023
	Note	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
VEHICLE VOLUME STATISTICS (in millions)
North America		3.752	3.213	2.921	3.219	13.105	3.615	3.551	3.600	3.514	14.280	3.883	4.081	3.932	3.693	15.589

Western Europe		3.045	2.443	1.783	2.392	9.663	2.491	2.596	2.292	2.704	10.083	3.020	2.972	2.415	2.807	11.214
Eastern Europe		1.870	1.671	1.212	1.650	6.403	1.506	1.424	1.305	1.484	5.719	1.561	1.626	1.415	1.665	6.267
Total Europe		4.915	4.114	2.995	4.042	16.066	3.997	4.020	3.597	4.188	15.802	4.581	4.598	3.830	4.472	17.481

China		6.032	5.699	5.437	7.366	24.534	6.365	5.491	7.239	7.268	26.363	5.938	6.799	7.678	8.166	28.581

Other		6.868	5.786	5.246	6.037	23.937	6.382	6.147	6.712	6.866	26.107	6.953	6.642	6.929	7.053	27.577

Global		21.567	18.812	16.599	20.664	77.642	20.359	19.209	21.148	21.836	82.552	21.355	22.120	22.369	23.384	89.228

Magna Steyr vehicle assembly volumes		0.041	0.030	0.025	0.034	0.130	0.026	0.032	0.026	0.028	0.112	0.034	0.027	0.023	0.021	0.105

AVERAGE FOREIGN EXCHANGE RATES
1 Canadian dollar equals U.S. dollars		0.790	0.814	0.794	0.794	0.798	0.790	0.783	0.765	0.737	0.769	0.740	0.745	0.746	0.735	0.742
1 Euro equals U.S. dollars		1.205	1.206	1.178	1.144	1.183	1.123	1.064	1.006	1.019	1.053	1.073	1.089	1.088	1.076	1.082
1 Chinese renminbi equals U.S. dollars		0.154	0.155	0.155	0.156	0.155	0.158	0.151	0.146	0.140	0.149	0.146	0.143	0.138	0.138	0.141

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
Sales:
Body Exteriors & Structures		4,025	3,647	3,185	3,620	14,477	4,077	3,947	3,976	4,004	16,004	4,439	4,540	4,354	4,178	17,511
Power & Vision		3,156	2,881	2,501	2,804	11,342	3,046	2,888	2,911	3,016	11,861	3,323	3,462	3,745	3,775	14,305
Seating Systems		1,303	1,166	1,123	1,299	4,891	1,376	1,253	1,295	1,345	5,269	1,486	1,603	1,529	1,429	6,047
Complete Vehicles		1,850	1,490	1,255	1,511	6,106	1,275	1,403	1,213	1,330	5,221	1,626	1,526	1,185	1,201	5,538
Corporate & Other		(155)	(150)	(145)	(124)	(574)	(132)	(129)	(127)	(127)	(515)	(201)	(149)	(125)	(129)	(604)
Sales		10,179	9,034	7,919	9,110	36,242	9,642	9,362	9,268	9,568	37,840	10,673	10,982	10,688	10,454	42,797

Costs and expenses:
Cost of goods sold		8,662	7,728	6,885	7,822	31,097	8,400	8,259	8,126	8,403	33,188	9,416	9,544	9,264	8,961	37,185
Selling, general and administrative		430	419	454	414	1,717	386	410	387	477	1,660	488	505	491	566	2,050
Equity income		(47)	(44)	(34)	(23)	(148)	(20)	(25)	(27)	(17)	(89)	(33)	(36)	(40)	(3)	(112)

Adjusted EBITDA		1,134	931	614	897	3,576	876	718	782	705	3,081	802	969	973	930	3,674
Depreciation		352	362	373	377	1,464	357	348	330	338	1,373	353	353	358	372	1,436

Adjusted EBIT		782	569	241	520	2,112	519	370	452	367	1,708	449	616	615	558	2,238
Amortization of acquired intangible assets		12	12	12	12	48	12	12	11	11	46	12	13	32	31	88
Other expense (income), net	1	(58)	6	180	(90)	38	61	426	23	193	703	142	86	(4)	164	388
Interest expense, net		23	11	22	22	78	26	20	18	17	81	20	34	49	53	156

Income (loss) from operations before income taxes		805	540	27	576	1,948	420	(88)	400	146	878	275	483	538	310	1,606
Income tax expense		183	104	10	98	395	41	57	104	35	237	58	129	121	12	320

Net income (loss)		622	436	17	478	1,553	379	(145)	296	111	641	217	354	417	298	1,286
(Income) loss attributable to non-controlling interests		(7)	(12)	(6)	(14)	(39)	(15)	(11)	(7)	(16)	(49)	(8)	(15)	(23)	(27)	(73)

Net income (loss) attributable to Magna International Inc.		615	424	11	464	1,514	364	(156)	289	95	592	209	339	394	271	1,213

Diluted earnings (loss) per common share:		$ 2.03	$ 1.40	$ 0.04	$ 1.54	$ 5.00	$ 1.22	$ (0.54)	$ 1.00	$ 0.33	$ 2.03	$ 0.73	$ 1.18	$ 1.37	$ 0.94	$ 4.23

Weighted average number of Common Shares outstanding
during the period (in millions):		303.6	303.6	302.6	301.5	302.8	298.1	291.1	288.5	286.3	291.2	286.6	286.3	286.8	286.6	286.6

NON-GAAP MEASURES

Adjusted EBITDA		1,134	931	614	897	3,576	876	718	782	705	3,081	802	969	973	930	3,674

Adjusted EBIT	2	782	569	241	520	2,112	519	370	452	367	1,708	449	616	615	558	2,238

Adjusted net income attributable to Magna International Inc.		575	434	179	399	1,587	393	253	317	270	1,233	329	441	419	383	1,572

Adjusted Diluted earnings (loss) per common share		$ 1.89	$ 1.43	$ 0.59	$ 1.32	$ 5.24	$ 1.32	$ 0.87	$ 1.10	$ 0.94	$ 4.24	$ 1.15	$ 1.54	$ 1.46	$ 1.33	$ 5.49

PROFITABILITY RATIOS
Selling, general and administrative /Sales		4.2%	4.6%	5.7%	4.5%	4.7%	4.0%	4.4%	4.2%	5.0%	4.4%	4.6%	4.6%	4.6%	5.4%	4.8%
Adjusted EBIT /Sales		7.7%	6.3%	3.0%	5.7%	5.8%	5.4%	4.0%	4.9%	3.8%	4.5%	4.2%	5.6%	5.8%	5.3%	5.2%
Operating income /Sales		7.9%	6.0%	0.3%	6.3%	5.4%	4.4%	-0.9%	4.3%	1.5%	2.3%	2.6%	4.4%	5.0%	3.0%	3.8%
Effective tax rate
Reported		22.7%	19.3%	37.0%	17.0%	20.3%	9.8%	-64.8%	26.0%	24.0%	27.0%	21.1%	26.7%	22.5%	3.9%	19.9%
Excluding Other expense (income) and amortization, net of taxes		23.3%	20.1%	15.5%	17.1%	20.1%	17.2%	24.6%	25.3%	18.3%	21.2%	21.4%	21.6%	21.9%	18.8%	21.0%

Q4 2023 Financial Review of Magna International Inc.	Page 1 of 6

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
(United States dollars in millions) (Unaudited)

	2021				2022				2023
	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q
FUNDS EMPLOYED
Current assets:
Accounts receivable	7,176	6,531	6,082	6,307	7,006	6,764	7,082	6,791	7,959	8,556	8,477	7,881
Inventories	3,645	3,999	4,150	3,969	4,258	4,064	4,108	4,180	4,421	4,664	4,751	4,606
Prepaid expenses and other	290	294	247	278	310	262	269	320	367	455	387	352
	11,111	10,824	10,479	10,554	11,574	11,090	11,459	11,291	12,747	13,675	13,615	12,839
Current liabilities:
Accounts payable	6,787	6,248	5,914	6,465	6,845	6,443	6,624	6,999	7,731	7,984	7,911	7,842
Accrued salaries and wages	897	912	893	851	879	766	810	850	822	858	900	912
Other accrued liabilities	2,298	2,186	2,070	2,156	2,123	2,096	1,986	2,118	2,526	2,637	2,537	2,626
Income taxes payable (receivable)	109	123	125	200	190	136	97	93	9	(14)	33	125
	10,091	9,469	9,002	9,672	10,037	9,441	9,517	10,060	11,088	11,465	11,381	11,505

Working capital	1,020	1,355	1,477	882	1,537	1,649	1,942	1,231	1,659	2,210	2,234	1,334

Investments	960	1,124	1,455	1,593	1,487	1,375	1,323	1,429	1,390	1,287	1,311	1,273
Fixed assets, net	8,305	8,297	8,166	8,293	8,090	7,723	7,470	8,173	8,304	8,646	8,778	9,618
Goodwill, other assets and intangible assets	3,614	3,632	3,530	3,577	3,544	3,353	3,280	3,576	3,640	4,733	4,726	4,962
Operating lease right-of-use assets	1,869	1,854	1,731	1,700	1,667	1,587	1,545	1,595	1,638	1,667	1,696	1,744
Funds employed	15,768	16,262	16,359	16,045	16,325	15,687	15,560	16,004	16,631	18,543	18,745	18,931
FINANCING
Straight debt:
Cash and cash equivalents	(3,464)	(3,426)	(2,748)	(2,948)	(1,996)	(1,664)	(1,102)	(1,234)	(2,429)	(1,281)	(1,022)	(1,198)
Short-term borrowings	-	-	-	-	-	-	-	8	4	150	2	511
Long-term debt due within one year	137	117	101	455	127	105	95	654	668	1,426	1,398	819
Long-term debt	3,935	3,941	3,908	3,538	3,501	3,408	3,325	2,847	4,500	4,159	4,135	4,175
Current portion of operating lease liabilities	244	278	269	274	276	270	266	276	285	303	384	399
Operating lease liabilities	1,613	1,563	1,438	1,406	1,369	1,294	1,254	1,288	1,318	1,345	1,289	1,319
	2,465	2,473	2,968	2,725	3,277	3,413	3,838	3,839	4,346	6,102	6,186	6,025
Long-term employee benefit liabilities	733	743	716	700	686	651	617	548	563	579	564	591
Other long-term liabilities	414	482	466	376	374	390	397	461	451	448	453	475
Deferred tax liabilities, net	104	124	40	19	(51)	(111)	(138)	(179)	(218)	(242)	(210)	(437)
	1,251	1,349	1,222	1,095	1,009	930	876	830	796	785	807	629
Shareholders' equity	12,052	12,440	12,169	12,225	12,039	11,344	10,846	11,335	11,489	11,656	11,752	12,277
	15,768	16,262	16,359	16,045	16,325	15,687	15,560	16,004	16,631	18,543	18,745	18,931

ASSET UTILIZATION RATIOS
Days in accounts receivable	63.4	65.1	69.1	62.3	65.4	65.0	68.8	63.9	67.1	70.1	71.4	67.8
Days in accounts payable	70.5	72.8	77.3	74.4	73.3	70.2	73.4	75.0	73.9	75.3	76.9	78.8
Inventory turnover - cost of sales	9.5	7.7	6.6	7.9	7.9	8.1	7.9	8.0	8.5	8.2	7.8	7.8
Working capital turnover	39.9	26.7	21.4	41.3	25.1	22.7	19.1	31.1	25.7	19.9	19.1	31.3
Total asset turnover	2.6	2.2	1.9	2.3	2.4	2.4	2.4	2.4	2.6	2.4	2.3	2.2

CAPITAL STRUCTURE
Straight debt	15.6%	15.2%	18.1%	17.0%	20.1%	21.8%	24.7%	24.0%	26.1%	32.9%	33.0%	31.8%
Long-term employee benefit liabilities, other long-term
liabilities & deferred tax liabilities, net	7.9%	8.3%	7.5%	6.8%	6.2%	5.9%	5.6%	5.2%	4.8%	4.2%	4.3%	3.3%
Shareholders' equity	76.4%	76.5%	74.4%	76.2%	73.7%	72.3%	69.7%	70.8%	69.1%	62.9%	62.7%	64.9%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Debt to total capitalization	33.0%	32.2%	32.0%	31.7%	30.5%	30.9%	31.3%	30.9%	37.1%	38.8%	38.0%	37.0%

ANNUALIZED RETURNS
Return on equity (Net income attributable to Magna
International Inc. / Average shareholders' equity)	20.7%	13.8%	0.4%	15.2%	12.0%	-5.3%	10.4%	3.4%	7.3%	11.7%	13.5%	9.0%
Adjusted Return on equity (Adjusted Net income attributable
to Magna International Inc. / Average shareholders' equity)	19.4%	14.2%	5.8%	13.1%	13.0%	8.7%	11.4%	9.7%	11.5%	15.2%	14.3%	12.8%
Return on Invested Capital (Annualized after-tax operating
profits / invested capital)	16.3%	11.1%	0.9%	12.2%	9.9%	-3.2%	7.9%	3.2%	5.7%	8.7%	9.8%	7.2%
Adjusted Return on Invested Capital (Adjusted Annualized after-tax
operating profits / invested capital)	15.3%	11.4%	5.0%	10.6%	10.6%	7.0%	8.6%	7.6%	8.7%	11.0%	10.3%	9.6%

Q4 2023 Financial Review of Magna International Inc.	Page 2 of 6

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(United States dollars in millions) (Unaudited)

		2021					2022					2023
Cash provided from (used for):	Note	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL

Operating activities
Net income (loss)		622	436	17	478	1,553	379	(145)	296	127	657	217	354	417	298	1,286
Items not involving current cash flows	(i)	349	341	515	371	1,576	370	705	295	406	1,776	351	525	404	362	1,642
	(i)	971	777	532	849	3,129	749	560	591	533	2,433	568	879	821	660	2,928
Changes in operating assets and liabilities	(i)	(310)	(249)	(132)	502	(189)	(569)	(139)	(353)	723	(338)	(341)	(332)	(24)	918	221
Cash provided from operating activities		661	528	400	1,351	2,940	180	421	238	1,256	2,095	227	547	797	1,578	3,149

Investment activities
Fixed asset additions		(212)	(277)	(334)	(549)	(1,372)	(238)	(329)	(364)	(750)	(1,681)	(424)	(502)	(630)	(944)	(2,500)
Increase in equity method investment		-	-	(454)	(63)	(517)	-	-	-	-	-	-	-	-	-	-
Increase in investments, other assets and intangible assets		(104)	(93)	(101)	(105)	(403)	(64)	(80)	(125)	(186)	(455)	(101)	(96)	(176)	(189)	(562)
Net cash (outflow) inflow from disposal of facilities	1(c), 1(f)	-	-	(41)	-	(41)	6	-	-	-	6	(25)	-	(23)	-	(48)
Increase in public and private equity investments		(3)	(17)	(3)	(45)	(68)	(2)	(2)	(25)	-	(29)	-	(3)	(7)	(1)	(11)
Settlement of long-term receivable from non-consolidated joint venture		50	-	-	-	50	-	-	-	-	-	-	-	-	-	-
Proceeds from disposition		19	20	10	32	81	23	40	41	20	124	19	44	32	27	122
Business combinations		39	(21)	-	(31)	(13)	-	-	-	(3)	(3)	-	(1,475)	-	(29)	(1,504)
Cash used for investment activities		(211)	(388)	(923)	(761)	(2,283)	(275)	(371)	(473)	(919)	(2,038)	(531)	(2,032)	(804)	(1,136)	(4,503)

Financing activities
Net issues (repayments) of debt		(126)	(33)	(13)	5	(167)	(328)	(31)	(10)	(22)	(391)	1,636	544	(135)	(119)	1,926
Common Shares issued on exercise of stock options		83	50	3	10	146	4	-	1	3	8	6	-	8	6	20
Repurchase of Common Shares		(162)	(99)	(5)	(251)	(517)	(383)	(212)	(180)	(5)	(780)	(9)	(2)	-	(2)	(13)
Tax withholdings on vesting of equity awards		(12)	-	-	(1)	(13)	(14)	(1)	-	-	(15)	(9)	(1)	-	(1)	(11)
Contributions to subsidiaries by non-controlling interests		-	-	-	8	8	-	5	-	-	5	-	-	-	11	11
Dividends paid to non-controlling interests		-	(8)	(2)	(39)	(49)	-	(12)	(10)	(24)	(46)	(7)	(24)	(18)	(25)	(74)
Dividends paid		(130)	(127)	(130)	(127)	(514)	(133)	(130)	(125)	(126)	(514)	(132)	(129)	(128)	(133)	(522)

Cash provided from (used for) financing activities		(347)	(217)	(147)	(395)	(1,106)	(854)	(381)	(324)	(174)	(1,733)	1,485	388	(273)	(263)	1,337
Effect of exchange rate changes on cash, cash equivalents
and restricted cash equivalents		(13)	39	(8)	5	23	(3)	(1)	(3)	(31)	(38)	14	(51)	21	(3)	(19)
Net increase (decrease) in cash, cash equivalents
and restricted cash equivalents during the period		90	(38)	(678)	200	(426)	(952)	(332)	(562)	132	(1,714)	1,195	(1,148)	(259)	176	(36)
Cash, cash equivalents and restricted cash equivalents,
beginning of period		3,374	3,464	3,426	2,748	3,374	2,948	1,996	1,664	1,102	2,948	1,234	2,429	1,281	1,022	1,234
Cash, cash equivalents and restricted cash equivalents,
end of period		3,464	3,426	2,748	2,948	2,948	1,996	1,664	1,102	1,234	1,234	2,429	1,281	1,022	1,198	1,198

	(i) Certain amounts in prior periods have been reclassified to conform with current period presentation.

Q4 2023 Financial Review of Magna International Inc.	Page 3 of 6

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
(United States dollars in millions, except per share figures) (Unaudited)

	This Analyst should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2022.

Note 1:	OTHER EXPENSE (INCOME), NET
	Other expense (income), net consists of:
			2021					2022					2023
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL

	Investment revaluations, (gains) losses on sales, and impairments	[a]	(33)	(38)	81	(8)	2	61	50	9	101	221	24	98	(19)	98	201
	Restructuring	[b]	15	44	12	18	89	-	-	-	22	22	118	(35)	(1)	66	148
	Impairments and loss on sale of operations in Russia	[c]	-	-	-	-	-	-	376	-	-	376	-	-	16	-	16
	Veoneer related termination fees and transaction costs	[d]	-	-	-	(100)	(100)	-	-	-	-	-	-	23	-	-	23
	Loss on sale of business	[e]	-	-	75	-	75	-	-	-	58	58	-	-	-	-	-
	Impairments	[f]	-	-	12	-	12	-	-	14	12	26	-	-	-	-	-
	Gain on business combinations	[g]	(40)	-	-	-	(40)	-	-	-	-	-	-	-	-	-	-
														-
			(58)	6	180	(90)	38	61	426	23	193	703	142	86	(4)	164	388
[a]	Investment revaluations, (gains) losses on sales, and impairments
	The Company revalues its public and private equity investments and certain public company warrants every quarter. The gains and losses related to this revaluation, as well as gain and losses on disposition, are primarily recorded in Corporate. In the second quarter of 2023, the Company recorded a non-cash impairment charge of $85 million on a private equity investment and related long-term receivables within Other assets in its Corporate segment. In the fourth quarter of 2023, the Company also recorded a non-cash impairment charge of $5 million on a private equity investment in its Power & Vision segment.

[b]	Restructuring
	Reversal of restructuring charges:
	During the second quarter of 2023, the Company’s Power & Vision segment reversed $39 million of charges due to a change in the restructuring plans related to a plant closure.

	Sale of buildings as a result of restructuring activities:
	During the second and third quarter of 2023, the Company’s Power & Vision segment recorded a $10 million and $8 million gain on the sale of a building as a result of restructuring activities, respectively.

	Other Restructuring:		2021					2022					2023
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
	Power & Vision		15	44	4	4	67	-	-	-	22	22	105	5	7	57	174
	Body Exteriors & Structures		-	-	8	-	8	-	-	-	-	-	13	9	-	9	31
	Seating Systems		-	-	-	14	14	-	-	-	-	-	-	-	-	-	-
			15	44	12	18	89	-	-	-	22	22	118	14	7	66	205
[c]	Impairments and loss on sale of operations in Russia
As a result of the expected lack of future cashflows and the continuing uncertainties connected with the Russian economy, during the second quarter of 2022, the Company recorded a $376 million impairment charge related to its investment in Russia. This included net asset impairments of $173 million and a $203 million reserve against the related foreign currency translation losses that were included in accumulated other comprehensive loss. The net asset impairments consisted of $163 million and $10 million in our Body Exteriors & Structures and our Seating Systems segments, respectively.

	During the third quarter of 2023, the Company completed the sale of all of its investments in Russia resulting in a loss of $16 million including a net cash outflow of $23 million.

[d]	Veoneer related termination fees and transaction costs
During 2023, the Company incurred $23 million of transaction costs related to the acquisition of the Veoneer Active Safety Business.

	In the fourth quarter of 2021, Veoneer, Inc. (“Veoneer”) terminated its merger agreement with Magna. In connection with the termination of the merger agreement, Veoneer paid the Company a termination fee which, net of the Company’s associated transaction costs, amounted to $100 million.

[e]	Loss on sale of business
During the fourth quarter of 2022, the Company entered into an agreement to sell a European Power & Vision operation. Under the terms of the arrangement, the Company was contractually obligated to provide the buyer with up to $42 million of funding, resulting in a loss of $58 million. During the first quarter of 2023, the Company completed the sale of this operation which resulted in a net cash outflow of $25 million.

	During the third quarter of 2021, the Company sold three Body Exteriors & Structures operations in Germany. Under the terms of the arrangement, the Company provided the buyer with $41 million of funding, resulting in a loss on disposal of $75 million.

[f]	Impairments		2021					2022					2023
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
	Body Exteriors & Structures		-	-	8	-	8	-	-	10	12	22	-	-	-	-	-
	Power & Vision		-	-	-	-	-	-	-	4	-	4	-	-	-	-	-
	Seating Systems		-	-	4	-	4	-	-	-	-	-	-	-	-	-	-
			-	-	12	-	12	-	-	14	12	26	-	-	-	-	-
[g]	Gain on business combinations
	In Seating Systems, during the first quarter of 2021, the Company recognized a $22 million gain on the change in basis of accounting for its previously held equity method investments. Also during the first quarter of 2021, in Power & Vision, substantially all of the assets of the Company's European joint venture with Ford Motor Company, Getrag Ford Transmission GmbH, were distributed to either Ford or the Company, which resulted in the Company recording a gain of $18 million.

Q4 2023 Financial Review of Magna International Inc.	Page 4 of 6

Note 2:	NON-GAAP MEASURES
	The Company presents Adjusted EBIT (Earnings before interest, taxes, Other expense (income),net and amortization of acquired intangible assets); Adjusted Net Income (Net Income before Other expense (income),net, net of tax excluding significant income tax valuation allowance adjustments, and amortization of acquired intangible assets); Adjusted Diluted Earnings per Share and Adjusted EBIT as a percentage of sales; Adjusted Return on Invested Capital and Adjusted Return on Equity. Effective July 1, 2023, the Company revised its calculation of Adjusted EBIT, Adjusted diluted earnings per share and Adjusted Return on Invested Capital to exclude the amortization of acquired intangibles assets. The Company presents these financial figures because such measures are widely used by analysts and investors in evaluating the operating performance of the Company. However, such measures do not have any standardized meaning under U.S. generally accepted accounting principles and may not be comparable to the calculation of similar measures by other companies. Adjusted EBIT, Adjusted Net Income and Adjusted diluted earnings per share presented in the tables below, including for the prior period, have been updated to reflect the revised calculation.

	The following table reconciles Income (loss) from operations before income taxes to Adjusted EBIT:
			2021					2022					2023
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL

	Income (loss) from operations before income taxes		805	540	27	576	1,948	420	(88)	400	146	878	275	483	538	310	1,606
	Exclude:
	Amortization of acquired intangible assets		12	12	12	12	48	12	12	11	11	46	12	13	32	31	88
	Other expense (income), net		(58)	6	180	(90)	38	61	426	23	193	703	142	86	(4)	164	388
	Interest expense		23	11	22	22	78	26	20	18	17	81	20	34	49	53	156
	Adjusted EBIT		782	569	241	520	2,112	519	370	452	367	1,708	449	616	615	558	2,238

	The following table reconciles Net income (loss) attributable to Magna International Inc. to Adjusted net income attributable to Magna International Inc.:
			2021					2022					2023
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL

	Net income (loss) attributable to Magna International Inc.		615	424	11	464	1,514	364	(156)	289	95	592	209	339	394	271	1,213
	Exclude:
	Amortization of acquired intangible assets		9	8	9	8	34	10	10	9	9	38	10	11	25	25	71
		Investment revaluations, (gains) losses on sales, and impairments	(24)	(29)	64	(2)	9	48	38	7	75	168	18	95	(14)	74	173
	Restructuring		15	31	11	17	74	-	-	-	22	22	92	(26)	(2)	60	124
	Impairments and loss on sale of operations in Russia		-	-	-	-	-	-	361	-	-	361	-	-	16	-	16
	Veoneer related termination fees and transaction costs		-	-	-	(75)	(75)	-	-	-	-	-	-	22	-	-	22
	Impairments		-	-	9	-	9	-	-	12	12	24	-	-	-	-	-
	Net losses on the sale of business		-	-	75	-	75	-	-	-	57	57	-	-	-	-	-
	Adjustments to Deferred Tax Valuation Allowance	[i]	-	-	-	(13)	(13)	(29)	-	-	-	(29)	-	-	-	(47)	(47)
	Gain on business combinations		(40)	-	-	-	(40)	-	-	-	-	-	-	-	-	-	-
													-				-
	Adjusted net income attributable to Magna International Inc.		575	434	179	399	1,587	393	253	317	270	1,233	329	441	419	383	1,572

	The following table reconciles diluted earnings (loss) per common share to Adjusted diluted earnings (loss) per common share:
			2021					2022					2023
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL

	Diluted earnings (loss) per common share		$ 2.03	$ 1.40	$ 0.04	$ 1.54	$ 5.00	$ 1.22	$ (0.54)	$ 1.00	$ 0.33	$ 2.03	$ 0.73	1.18	1.37	$ 0.95	$ 4.23
	Exclude:
	Amortization of acquired intangible assets		0.03	0.04	0.03	0.02	0.11	0.04	0.03	0.03	0.03	0.13	0.04	0.04	0.09	0.09	0.25
		Investment revaluations, (gains) losses on sales, and impairments	(0.08)	(0.10)	0.21	(0.01)	0.03	0.16	0.13	0.03	0.26	0.58	0.07	0.33	(0.06)	0.25	0.60
	Restructuring		0.05	0.10	0.03	0.06	0.24	-	-	-	0.08	0.08	0.31	(0.09)	-	0.20	0.43
	Impairments and loss on sale of operations in Russia		-	-	-	-	-	-	1.24	-	-	1.24	-	-	0.06	-	0.06
	Veoneer related termination fees and transaction costs		-	-	-	(0.25)	(0.25)	-	-	-	-	-	-	0.08	-	-	0.08
	Impairments		-	-	0.03	-	0.03	-	-	0.04	0.04	0.08	-	-	-	-	-
	Net losses on the sale of business		-	-	0.25	-	0.25	-	-	-	0.20	0.20	-	-	-	-	-
	Adjustments to Deferred Tax Valuation Allowance	[i]	-	-	-	(0.04)	(0.04)	(0.10)	-	-	-	(0.10)	-	-	-	(0.16)	(0.16)
	Gain on business combinations		(0.14)	-	-	-	(0.13)	-	-	-	-	-	-	-	-	-	-

	Adjusted diluted earnings per common share		$ 1.89	$ 1.43	$ 0.59	$ 1.32	$ 5.24	$ 1.32	$ 0.87	$ 1.10	$ 0.94	$ 4.24	$ 1.15	$ 1.54	$ 1.46	$ 1.33	$ 5.49

	[i] Adjustments to Deferred Tax Valuation Allowance
	The Company records quarterly adjustments to the valuation allowance against its deferred tax assets in continents like North America, Europe, Asia, and South America. The net effect of these adjustments is a reduction to income expense.

Q4 2023 Financial Review of Magna International Inc.	Page 5 of 6

Note 3:	SEGMENTED INFORMATION

		2021					2022					2023
		1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
	Body Exteriors & Structures
	Sales	4,025	3,647	3,185	3,620	14,477	4,077	3,947	3,976	4,004	16,004	4,439	4,540	4,354	4,178	17,511
	Adjusted EBIT	329	230	100	171	830	231	194	227	200	852	272	394	358	280	1,304
	Adjusted EBIT as a percentage of sales	8.2%	6.3%	3.1%	4.7%	5.7%	5.7%	4.9%	5.7%	5.0%	5.3%	6.1%	8.7%	8.2%	6.7%	7.4%

	Power & Vision
	Sales	3,156	2,881	2,501	2,804	11,342	3,046	2,888	2,911	3,016	11,861	3,323	3,462	3,745	3,775	14,305
	Adjusted EBIT	306	210	77	178	771	163	99	124	116	502	92	124	221	231	668
	Adjusted EBIT as a percentage of sales	9.7%	7.3%	3.1%	6.3%	6.8%	5.4%	3.4%	4.3%	3.8%	4.2%	2.8%	3.6%	5.9%	6.1%	4.7%

	Seating Systems
	Sales	1,303	1,166	1,123	1,299	4,891	1,376	1,253	1,295	1,345	5,269	1,486	1,603	1,529	1,429	6,047
	Adjusted EBIT	56	28	22	51	157	50	3	37	14	104	37	67	70	44	218
	Adjusted EBIT as a percentage of sales	4.3%	2.4%	2.0%	3.9%	3.2%	3.6%	0.2%	2.9%	1.0%	2.0%	2.5%	4.2%	4.6%	3.1%	3.6%

	Complete Vehicles
	Sales	1,850	1,490	1,255	1,511	6,106	1,275	1,403	1,213	1,330	5,221	1,626	1,526	1,185	1,201	5,538
	Adjusted EBIT	80	79	30	98	287	50	63	65	57	235	52	34	(5)	43	124
	Adjusted EBIT as a percentage of sales	4.3%	5.3%	2.4%	6.5%	4.7%	3.9%	4.5%	5.4%	4.3%	4.5%	3.2%	2.2%	-0.4%	3.6%	2.2%

	Corporate and other
	Intercompany eliminations	(155)	(150)	(145)	(124)	(574)	(132)	(129)	(127)	(127)	(515)	(201)	(149)	(125)	(129)	(604)
	Adjusted EBIT	11	22	12	22	67	25	11	(1)	(20)	15	(4)	(3)	(29)	(40)	(76)

	Total
	Sales	10,179	9,034	7,919	9,110	36,242	9,642	9,362	9,268	9,568	37,840	10,673	10,982	10,688	10,454	42,797
	Adjusted EBIT	782	569	241	520	2,112	519	370	452	367	1,708	449	616	615	558	2,238
	Adjusted EBIT as a percentage of sales	7.7%	6.3%	3.0%	5.7%	5.8%	5.4%	4.0%	4.9%	3.8%	4.5%	4.2%	5.6%	5.8%	5.3%	5.2%

Q4 2023 Financial Review of Magna International Inc.	Page 6 of 6